Invest in SimpleTest by iAssay

Revolutionizing the medical point of care device
industry by democratizing care



 IASSAY.NET SAN DIEGO CA   Technology Medical Device Healthcare Big Data Covid19

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iA   **ABOUT**   UPDATES⁰   REVIEWS⁰   ASK A QUESTION⁰

Why you may want to invest in us...

1   Revolutionizing a $26 Billion field with what may be the 1st and only patented
    universal test reader

2   Tapping into the $68 Billion Healthcare Big Data Industry

3   Eliminating manual errors means better, faster, smarter care for all

WE'VE RAISED $367,574 SINCE OUR FOUNDING

Our team


Lonnie Adelman
CEO
*Successful at taking multiple products from concept to high volume
manufacturing. Developed a variety of revolutionary devices including the
first automated PCR machine and a magnetic labeling platform for DNA and
protein detection to market*



George Foo
Director of Operations & Supply Chain
*Director for HP's inkjet cartridge supply chain & mftr operations. Extensive
experience with New Product Introductions including: selection of materials,
suppliers, design for logistics-negotiating costs, contracts, managing
suppliers*



Edward Strong
Scientific Director
*Ed has been involved in several early-stage genomic businesses as executive,
founder, and advisory roles. His vision is to create user-friendly tools and
resources that empower productivity, growth and change.*



Tom Hayhurst
Director of Business Development
*Tom is an entrepreneur and business leader with broad commercialization
expertise in both start-up and large multi-national Fortune 100 companies.
Previously VP of Sales & Marketing for Berkeley HeartLab, and Product
Manager of Abbott Laboratories*


In the news

iAssay

iAssay developed an open platform for wireless Point of Care (POCT)

diagnostics.
December 6, 2020 @ connect.org

SEE MORE

Healthcare is too important to monopolize. We have created a handheld diagnostic device that runs major medical tests quickly, accurately and for a fraction of the standard cost.

For too long huge healthcare technology companies have created closed systems that prioritize profits over patient care. Fortunately, technology innovation, spurred by the Covid-19 pandemic has helped achieve a breakthrough that will upend this $82 Billion industry. iAssay has developed a patented Point of Care (POC) testing device, SimpleTest, that completely changes the game.

We've taken the lab, fixed it, and put it in your pocket.



What is Point of Care?

Something hurts, maybe you ignore it at first, but after a couple of days it hurts enough that you finally decide to go to the doctor who orders a couple of basic tests. Now you've got to make an appointment, go to a lab, get the tests done and wait for the results. Finally you have a follow up with the doctor. If you're lucky the whole thing took a week, and that was before Covid. But, it doesn't have to be that way; POC test readers enable many of the most common laboratory tests to be done anywhere, with results in minutes. Even better, POC readers automate manual processes, which means less human errors, less false positives and better patient outcomes.


iAssay

Meet what we believe to be the first and only universal POC testing device

The hallmark of a closed system is when everything is proprietary. *Their* test strips work on *their* device and *their* device only. Lonnie Adelman, iAssay's CEO had a better idea. He imagined a universal reader that allows hundreds of different tests from dozens of manufacturers all to be read on a single cloud-connected device. SimpleTest can analyze a wide array of tests including drugs of abuse, cardiology, hematology, OB/GYN, infectious diseases, oncology, and Covid-19.

💡 An idea is born

Lonnie Adelman is an engineer both by training and force of habit. An HP veteran, it was about 7 years ago that Lonnie first learned about point of care testing. He was dismayed that you couldn't perform the range of tests a patient needed with a single device, because each reader was limited to the set of tests belonging to a particular manufacturer.

🌳 After a year of tinkering Lonnie noticed that a commonality in the tests would allow for cross-platform reading. Then came a breakthrough. Smartphone technology had advanced to the point where it could be implemented into the reader! What was needed was an adapter, a modular system that would allow for interoperability. The addition of data syncing with multiple data cloud platforms was the final piece of the puzzle. The seeds of SimpleTest, a revolutionary, holistic solution, had taken root.


Management Team
Lonnie Adelman
Entrepreneur > 20 years
Commercialized 1st PCR machine
12-year veteran of HP
Tom Hayhurst
35 years in Diagnostic Industry
Executive Business Consultant for the Biotech Industry
Senior executive positions at Abbott Labs, Amersham, & Behring
George Foo
Deep manufacturing and supply chain expertise
31 years at HP
Ed Strong
PhD, Genetics and Genomics, Cornell University
CEO, LifeGenomix
DNA Four, Inc.
Co-founder, MedGenomics
Scientific and Business Advisory Boards
Larry J. Kricka, PhD : POC expert; Past President, AACC, Emeritus Professor, Univ of Pennsylvania
Howard Robin, MD : Past President, SD Blood Bank / Cancer Society, 30 Years Sharp Healthcare Physician
Gene Tu : Founder Genoptix (Novartis), Nanogen, MBI, Successfully Exited
Richard Anglin, JD : CEO and Founder Telmedx
Deen Wong, MD : Pathologist, Sonic Labs

💰 The Opportunity

The POC testing industry has experienced explosive growth in the past year, which is only projected to increase for the foreseeable future. Added to this, SimpleTest's HIPAA compliant ability to sync with multiple cloud computing platforms enables anonymized data for research and big data mining, itself projected to be a staggering $68 Billion industry by 2025. SimpleTest has a range of application settings from Medical clinics, nursing homes, long term care facilities to workplace drug and covid testing, to individuals. Healthcare data providers such as Advera, Optum and Apixio would be an independent revenue stream.

🏆 Competitor Landscape

Feature	iAssay	Abbott iSTAT	Alere Epoc
Market Segment: Physician	✔	✔	✔
Market Segment: Home Health	✔	✖	✖
Multi-Source Test Cartridges	✔	✖	✖
Number of Compatible Test Cartridges	100+	18	2
Simple to Operate	✔	✖	✖
Wireless 3G/4G/NF/Wi-Fi Compatible	✔	✖	✖
Bluetooth Vital Sign Sensor Compatible	✔	✖	✖
Transparently Upgradable via Automatic Software Download	✔	✖	✖
Automatically populates Eletronic Health Records	✔	✔	✖
Facilitates Billing / Payment	✔	✖	✖
Price	Reagent Rental Program	$6-14K	$7-12K

🏁 Go To Market

SimpleTest is ready to go to market today. Current partnerships with GattaCo, Scripps, Vanderbilt Medical, and David Geffen School of Medicine have validated our business model. On the horizon are potential partnerships with worldwide, national and regional labs.

We're ready to tear down the barriers that have hindered healthcare for too long.

Now is the time to democratize medical testing, and transform data into treatment.

Join us in unleashing the future of medical care.

Investor Q&A

+ EXPAND ALL

What does your company do?

SimpleTest is a portable medical test reader, with a universal adapter, that allows tests to be read anywhere, eliminates human error, and produces results in minutes.

Where will your company be in 5 years?

We hope that our next generation device will be in use at medical facilities, nursing homes, private households and in major businesses across the globe. Our anonymized cloud data will be used in international research to improve the lives of patients everywhere. These projections are not guaranteed.

Why did you choose this idea?

Remember when healthcare was about helping patients get better? The closed medical systems currently in use shortchange the people who need them most. SimpleTest was built to put patient care first.

How far along are you? What's your biggest obstacle?

SimpleTest is ready to perform COVID-19 strip tests and Drugs of Abuse point of care tests, track/and bill Click Charges. Our technical team is in place. We are currently working on agreements with manufacturer's of point of care tests.
Currently our biggest obstacle is funding for the application for an Emergency Use Authorization for the FDA and to enable the testing needed to confirm all COVID-19 tests are compatible and reporting accurately with our system.

Who competes with you? What do you understand that they don't?

We see our primary competitors as national and regional reference labs and companies like LabCorp and Quest. iAssay can perform tests near the patient in minutes, send

Beyond the convenience of not having to travel to a lab, our open platform allows for diagnostic panels to be performed using multi-manufacturer point of care cartridges being processed and read in parallel and in realtime.

With other test readers on the market results are not sent anywhere, and are recorded manually, increasing errors, slowing down workflow, and not providing a mechanism for reuse of the test result data or interoperability. We have built in cloud-based data connections to create a truly open and universal platform.

How will you make money?

We will charge for each test performed (The Click), sales of SimpleTest devices, annual software licenses, and extended warranties for devices sold. Commissions from companies who provide the Cloud services that iAssay end users subscribe to. We also plan to monetize the sale of anonymous data we gather.

In the disclosures it indicates that there is only 1 employee in the company, is that correct?

Technically, yes. Lonnie is the only fulltime employee, however we have a team of 10 consultants working to bring SimpleTest to market along with an advisory board and other freelance workers.

The balance sheet shows approximately $500,000 in debt, how will that impact the company?

It is important to understand the breakdown of that debt. $340k is convertible notes. $30k is a loan from the CEO. The rest is deferred legal payments, which is common for startups in our position. The $340k in convertible notes will go away when we have a priced round.

How will you use patient data? What kinds of companies would purchase the data?

All data will be anonymous and aggregated in compliance with HIPAA regulations. The marketplace for data such as this goes well beyond the healthcare sector.

To give you an example data from home digital thermostats is purchased by sanitation departments to get a better understanding of when people are home.

We are confident that there will be significant demand for the data we collect both within

we are confident that there will be significant demand for the data we collect both within the healthcare industry and beyond it as well.